Mail Stop 3720

October 23, 2006

Larry J. Lenhart
President and Chief Executive Officer
Transforma Acquisition Group, Inc.
350 Park Avenue, 10th Floor
New York, NY 10022

> **Re: Transforma Acquisition Group Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed October 13, 2006**
> **File No. 333-137263**

Dear Mr. Lenhart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus cover page

1.   We note your response to prior comment five of our letter dated October 10, 2006. Please also remove your reference to joint book-running managers from the last sentence of your prospectus cover page.

Prospectus Summary, page 1

2.   We note your revised disclosure in response to prior comment seven of our letter dated October 10, 2006. Please further reduce the length of your summary so that it discusses only the key aspects of the offering and the extent of your operations. In particular, please remove the portions of the team and key success factors subsections that essentially repeat each other, such as the positions that your team members previously served and their responsibility for particular kinds of transactions or company events.

Management, page 65

Directors and Executive Officers, page 65

3.   We note your response to our prior comment 19. Please revise Mr. Burnstein's biographical summary to include the information from your response letter to us about the status of Juniper Partners Acquisition's efforts and Mr. Burnstein's intended resignation.

Conflicts of Interest, page 68

4.   Even though holding the same security, "management would not be subject to the same risks as public holders in the case of redemption," as you state in your response to prior comment 20, because of the availability of the cashless exercise. It appears that this risk difference, paired with management discretion as to whether redemption should occur once the conditions you mention have been met, could be a potential conflict of interest. Therefore, revise to address this potential conflict of interest, and disclose the factors that management may consider in determining whether and when to call the warrants for redemption.

Signatures

5.   We note that, in response to prior comment 22 of our letter dated October 10, 2006, you have now specified the person who is signing in the capacity of your principal accounting officer. Please also designate who is signing in the capacity of your chief financial officer. Please refer to the Instruction 1 to the signature requirements of Form S-1.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief